4/13/2016

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16021050

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merriman Capial Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Montgomery Street - 16th Floor
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ellen Scambia 646-292-1425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue - 11th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

Securities and Exchange

APR 13 2016

RECEIVED

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW

OATH OR AFFIRMATION

I, Ellen Scambia swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merriman Capital, Inc. as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, expect as follows:

None



Micah A. Taylor
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in Richmond County
Commission Expires Oct. 02, 2017

Signature

Principal Financial Officer

Title

4/7/16

Notary Public

TABLE OF CONTENTS

This report contains (check all applicable boxes):

	(a) Facing Page.
X	(b) Statement of Financial Condition.
	(c) Statement of Operations.
	(d) Statement of Cash Flows.
	(e) Statement of Changes in Stockholder's Equity.
	(f) Statement of Changes in Subordinated Borrowings.
	(g) Computation of Net Capital.
	(h) Computation of Determination of Reserve Requirements in Pursuant to Rule 15c3-1.
	(i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
	(j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule I 5c3-3.
	(k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	(l) An Oath or Affirmation.
	(m) A Copy of the SJPC Supplemental Report.
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For condition of confidential treatment of certain portions of the filing, see section 240.J la-5(e) (3)*

MERRIMAN CAPITAL, INC.

CONTENTS


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Merriman Capital, Inc.

We have audited the accompanying statement of financial condition of Merriman Capital, Inc. as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Merriman Capital, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Merriman Capital, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statement, the company has recurring losses, negative cash flows from operations, and an accumulated deficit as of December 31, 2015. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Marcum LLP

New York, NY
April 7, 2016


MARCUMGROUP
MEMBER

MERRIMAN CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets		
Cash and cash equivalents	$ 579,328	
Securities owned:		
Marketable, at fair value	1,050,120	
Non-marketable, at estimated fair value	134,425	
Restricted cash	50,000	
Due from clearing broker	225,296	
Accounts receivable, net	137,542	
Secured demand notes receivable	639,000	
Equipment and fixtures, net	54,942	
Prepaid expenses and other assets	90,952	
Total Assets		$ 2,961,605
Liabilities and Shareholder's Deficit		
Liabilities		
Accounts payable, accrued expenses and other	$ 776,776	
Commissions payable	194,414	
Deferred rent	494,567	
Deferred revenue	30,387	
Secured demand notes payable	639,000	
Subordinated borrowings from parent	1,250,000	
Total Liabilities		$3,385,144
Shareholders' Deficit		
Common stock, no par value, 100,000 shares authorized; 45,921 shares outstanding	35,000	
Additional paid-in capital	32,158,459	
Accumulated deficit	(32,616,998)	
Total Shareholders' Deficit		(423,539)
Total Liabilities and Shareholders' Deficit		$ 2,961,605

The accompanying notes are an integral part of this financial statement.

MERRIMAN CAPITAL, INC.

NOTES TO THE FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 1 – DESCRIPTION OF BUSINESS

Merriman Capital, Inc. (the "Company" or "MCI") is an investment bank and securities broker-dealer focusing on fast growing public and private companies and the entrepreneurs who manage those companies. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a 99.9% owned subsidiary of Merriman Holdings, Inc. (the "Parent"). The Company's corporate offices are located in San Francisco, California and New York, NY.

NOTE 2 - GOING CONCERN/LIQUIDITY

As of December 31, 2015, liquid assets consisted primarily of cash and cash equivalents of approximately $579,000 and marketable securities of approximately $1,050,000, totaling approximately $1,629,000. For the year ended December 31, 2015, Cash used in operating activities was approximately $2,510,000. The Company has reported recurring losses in the past and a substantial loss during 2015. As of December 31, 2015, the Company had an accumulated deficit of approximately $32,617,000. These facts raise substantial doubt as to the Company's ability to continue as a going concern.

The accompanying financial statement has been prepared assuming the Company will continue on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from uncertainty about the Company's ability to continue as a going concern.

Management's plan to alleviate the going-concern uncertainty includes, but is not limited to, the issuance of equity and debt instruments for working capital. The Company's continued existence is also dependent upon its ability to increase revenues generated from operations which will enable the Company to achieve a profitable level of operations.

If anticipated operating results are not achieved, management has the intent, and believes it has the ability, to further delay or reduce expenditures. In such case, the further reduction in operating expenses might need to be substantial. Failure to generate sufficient cash flows from operations, raise additional capital, or reduce certain discretionary spending would have a material adverse effect on the Company's ability to achieve its intended business objectives. The Company can give no assurance that it will be successful in its plans and

NOTE 2 – GOING CONCERN/LIQUIDITY (CONTINUED)

can give no assurance that additional financing will be available on terms advantageous to the existing terms or that additional financing will be available at all.

Should the Company not be successful in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all of its operational activities and/or contemplate the sale of its assets if necessary.

NOTE 3- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS AND PRESENTATION

The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include stock-based compensation, allowance for the deferred tax asset and the Company's Level 3 securities.

For the purpose of presentation, except for the tables in Notes 4, 5, 9 and 12, dollar amounts displayed in these Notes to Financial Statement are rounded to the nearest thousand.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

RESTRICTED CASH

Restricted cash as of December 31, 2015 included cash on deposit with the Company's clearing organization.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DUE FROM/TO CLEARINGBROKER

The Company clears all of its brokerage transactions through COR Clearing LLC on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organizations as deemed necessary.

SECURITIES OWNED

"Securities owned" in the statement of financial condition consists of financial instruments carried at fair value.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, restricted cash, due from/to clearing broker, accounts receivable, receivable from parent, accounts payable, commission payable, accrued expenses, and subordinated borrowing from Parent, approximate their fair values.

FAIR VALUEMEASUREMENT - DEFINITION AND HIERARCHY

The Company follows the provisions of ASC 820, *"Fair Value Measurement and Disclosures"*, for its financial assets and liabilities. Under ASC 820, Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exitprice).

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly-traded mutual funds with quoted market prices, and listed derivatives.

Level 2 - Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets that are generally included in this category are stock warrants for which market-based implied volatilities are available and unregistered common stock.

Level 3 - Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques, see Note4.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses for the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors, such as historical collections, a client's current creditworthiness, the age of the

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

receivable balance, and general economic conditions that may affect a client's ability to pay. As of December 31, 2015 the allowance for doubtful accounts amounted to approximately $274,000.

EQUIPMENT AND FIXTURES

Equipment and fixtures are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization, including amortization of capital leases, are computed using the straight-line method over useful lives of three years. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

CONCENTRATIONS

Substantially all of the Company's cash and cash equivalents are held at two major U.S. financial institutions. The majority of the Company's cash equivalents consist of short-term marketable securities. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

As of December 31, 2015, the Company did not hold concentrated positions in accounts receivable with any one client that exceeded 10% of total accounts receivable.

NOTE 4 - FAIR VALUE OF ASSETS AND LIABILITIES

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

CORPORATE EQUITIES

Corporate equities are comprised primarily of exchange-traded equity securities that the Company takes selective proprietary positions based on expectations of future market movements and conditions.

NOTE 4 - FAI R VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Typically, the common stock is traded on stock exchanges and most are classified as Level 1 securities. The fair value is based on observed closing stock price at the measurement date. As of December 31, 2015, the fair value of this type of securities included in securities owned in the statements of financial condition is approximately $952,000.

Certain securities are traded infrequently and therefore do not have observable prices based on actively traded markets. These securities are classified as Level 3 securities, if pricing inputs or adjustments are both significant to the fair value measurement and unobservable.

As of December 31, 2015, the fair value of this type of securities included in securities owned in the statements of financial condition is approximately $109,000.

STOCK WARRANTS

Also as partial compensation for investment banking services, the Company may receive stock warrants issued by the client. Stock warrants provide their holders with the right to purchase stock in a company. If the underlying stock of the warrants is freely tradable, the warrants are considered to be marketable. If the underlying stock is restricted, subject to a registration statement or to satisfying the requirements for a Rule 144 exemption, the warrants are considered to be non-marketable. Such positions are considered illiquid and do not have readily determinable fair values, and therefore require significant management judgment or estimation.

The fair value of the stock warrants is determined using the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate, expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility. Generally, a change in stock volatility results in a directionally similar change in fair value. As these require significant management assumptions, they are classified as Level 3 securities.

MERRIMAN CAPITAL, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 4 – FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

As of December 31, 2015, the fair value of this type of securities included in securities owned in the statement of financial condition is approximately $123,000.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level 3 financial instruments:

Financial instruments and other inventory positions owned	Valuation Technique	Unobservable Input	Range	Weighted Average
Stock warrants	Black-Scholes option pricing model	Stock volatility	55-368%	161%

	Assets at Fair Value at December 31, 2015			
	Level 1	Level 2	Level 3	Total
Assets - Securities Owned:				
Corporate equities	$952,169	$ -	$108,905	$1,061,074
Stock warrants	-	-	123,471	123,471
	$952,169	$ -	$232,376	$1,184,545

The following summarizes the change in carrying values associated with Level 3 financial instruments for the year ended December 31, 2015:

	Corporate Equities	Stock Warrants	Total
Balance at January 1, 2014	$ 282,058	$ 1,191,401	$ 1,473,459
Purchases or receipts	230,976	273,444	504,420
Sales or exercises	(35,625)	(213,810)	(249,435)
Transfer out	(142,707)		(142,707)
Gains (losses):			
Realized	(7,125)	(1,058,043)	(1,065,168)
Unrealized	(218,672)	(69,521)	(288,193)
Balance at December 31, 2015	$ 108,905	$ 123,471	$ 232,376

NOTE 4 – FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

TRANSFERS WITHIN THE FAIR VALUE HIERARCHY

The Company assesses its financial instruments on a quarterly basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels occur at the end of the reporting period. There were no significant transfers among our Level 1, Level 2 and Level 3 classified instruments during the year ended December 31,2015.

NOTE 5-EQUIPMENT AND FIXTURES

Equipment and fixtures consisted of the following at December 31, 2015:

Computer equipment	$ 242,980
Furniture and equipment	546,153
Leasehold improvements	774,833
	1,563,966
Less accumulated depreciation	(1,509,024)
	$ 54,942

No equipment or fixtures were purchased through capital lease financing during the year ended December 31, 2015.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan. The 401(k) plan allows eligible employees to contribute up to 15% of their compensation, subject to a statutory prescribed annual limit. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary contributions to the 401(k) plan, none was made during 2015.

NOTE 7- RELATED PARTY TRANSACTIONS

SECURED DEMAND NOTES

On August 31, 2012, the Company entered into a three year secured demand note with the Parent in the amount of $175,000 bearing interest at 8% per annum, payable quarterly.

On June 30, 2014, the Company entered into two three-year secured demand notes with the Company's Chief Executive Officer and a director of the Company who are also shareholders, in the amount of $100,000 and $364,000, respectively. The notes bear interest at 8% per annum, payable quarterly.

The above notes comply with FINRA's prescribed regulations and are accounted for as equity subordination in accordance with SEC Rule 15c3-l(d). The notes are subordinated to the claims of present and future creditors of the Company and cannot be repaid, if such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC Rule 1 5c3-l. The notes were collateralized with $1.9 million of marketable and fixed income securities as of December 31,2015.

Accordingly, the statement of financial condition includes both assets ("Secured demand notes receivable") and the corresponding liability ("Secured demand notes payable").

SHORT-TERM SUBORDINATED BORROWINGS

On November 18, 2015, the Company borrowed $345,000 from the Co-Chairman of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule 1 5c3-l of the Securities Exchange Act of 1934. The loan was paid in full on December 16, 2015.

On August 18, 2015, the Company borrowed $200,000 from the Co-Chairman of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule 1 5c3-l of the Securities Exchange Act of 1934. The loan was paid in full on August 28, 2015.

NOTE 7 - RELATED PARTY TRANSACTIONS (CONTINUED)

SHORT-TERM SUBORDINATED BORROWINGS (CONTINUED)

On December 30, 2014, the Company borrowed $495,000 from the Co-Chairman of the Parent's Board of Directors. The loan was in the form of a temporary subordinated loan in accordance with Rule l 5c3-l of the Securities Exchange Act of 1934 The loan was paid in full on February 3, 2015.

LONG-TERM SUBORDINATED BORROWINGS

On August 31, 2012, the Company borrowed $250,000 from the Parent at an annual interest rate of 8%, payable quarterly in arrears, with a maturity date of August 31, 2015 on which date the loan was extended to August 31, 2016. As of December 31, 2015, this note remains outstanding and is included in subordinated borrowings from parent.

On December 30, 2011, the Company borrowed $700,000 from the Parent at an annual interest rate of 9%, payable quarterly in arrears, with a maturity date of December 31, 2014. On January 1, 2015, this note was contributed to capital by the Parent.

On September 29, 2010, the Company borrowed $1,000,000 from the Parent at an annual interest rate of 8%, payable monthly in arrears, with a maturity date of September 29, 2014 on which date the loan was extended to September 29, 2016. As of December 31, 2015, this note remains outstanding and is included in subordinated borrowings from parent.

OTHER RELATED PARTY TRANSACTIONS

During the year ended December 31, 2015, the Parent company made capital contributions of $1,945,000 to the Company.

On December 31, 2015, the Parent company contributed a receivable of approximately $184,000 due from the Company to contributed capital.

From time to time, officers and employees of the Company may invest in private placements which the Parent arranges and for which the Company charges investment banking fees.

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to Rule 1 5c3-l of the SEC, which specifies uniform minimum net capital requirements, as defined, for its registrants. As of December 31, 2015, the Company had regulatory net capital, as defined, of $732,000, which exceeded the amount required by $483,000. The Company complies with the alternative net capital requirement allowed in Appendix E of Rule l 5c3-l. The Company is exempt from Rules 15c3-3 and 1 7a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash.

As of February 28, 2015, the Company was in net capital deficiency of approximately $40,000. The Company filed the deficiency notification under SEA rule 17a-11(c)(2) with the SEC and FINRA on March 24, 2015. The net capital deficiency was cured on the same day.

As of August 31, 2015, the Company was in net capital deficiency of approximately $250,000. The Company filed the deficiency notification under SEA rule 17a-11(c)(2) with the SEC and FINRA on September 24, 2015. The net capital deficiency was cured on the same day.

As of November 30, 2015, the Company was in net capital deficiency of approximately $19,000. The Company filed the deficiency notification under SEA rule 17a-11(c)(2) with the SEC and FINRA on December 31, 2015. The net capital deficiency was cured on the same day.

As of January 31, 2016, the Company was in net capital deficiency of approximately $204,000. The Company filed the deficiency notification under SEA rule 17a-11(c)(2) with the SEC and FINRA on February 25, 2016. The net capital deficiency was cured on the same day.

Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to withdrawals of exccss net capital.

NOTE 9 - INCOME TAXES

The Company accounts for income taxes under the provisions of Accounting Standards Codification ("ASC"), 740 - Income Taxes. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and the expected future tax benefit to be derived from tax loss and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

As of December 31, 2015, the Company had approximately $17.8 million of U.S. federal and state net operating loss carryovers available to offset future taxable income. These net operating losses which, if not utilized, begin expiring in the year 2028. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company's net operating loss carry over may be subject to an annual limitation in the event of a change of control.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. The accounting literature requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the length of carry- back and carry-forward periods, and expectations of future profits.

The Company believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance as of December 31, 2015. For the year ended December 31, 2015 the change in deferred tax asset valuation allowance was approximately $1.6 million.

NOTE 9 – INCOME TAXES (CONTINUED)

As of December 31, 2015 the Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the following:

Federal net operating loss carryovers	$ 6,060,000
State net operating loss carryovers	1,403,000
Accrued compensation	6,000
Accrued expenses	26,000
Deferred rent	207,000
Stock based compensation	1,326,000
Allowance for doubtful accounts	115,000
Equipment and fixtures depreciation	478,000
Unrealized loss of marketable and non-marketable securities	4,782,000
Total	14,403,000
Valuation allowance	(14,403,000)
Deferred tax asset, net of valuation allowance	$ -

The Company evaluated the accounting for uncertainty in income taxes recognized in an enterprise's financial statements which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

NOTE9 – INCOME TAXES (CONTINUED)

As of December 31, 2015, no liability for unrecognized tax benefits was required to be reported. Thc Company does not expect any significant changes in its unrecognized tax benefits in the next year.

The Company is included in US federal and state tax returns with its Parent. These tax returns are subject to examination by tax authorities for years beginning in December 31, 2011.

NOTE 10- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CREDIT RISK

FINANCIAL INSTRUMENTS

The Company trades securities that are primarily traded in the United States markets. As of December 31, 2015, the Company had not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps, or derivatives that would expose the Company to significant related off-balance sheet risk.

In addition, the Company, from time to time, has sold securities it does not currently own in anticipation of a decline in the fair value of that security (securities sold, not yet purchased). When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, is realized as the fair value of the underlying security decreases or increases, respectively.

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to control market risk through monitoring procedures.

CREDIT RISK

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk.

NOTE 10- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CREDIT RISK (CONTINUED)

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

OFF-BALANCE SHEET ARRANGEMENTS

The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2015. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

NOTE 11- COMMITMENTS AND CONTINGENCIES

The following is a table summarizing significant commitments as of December 31, 2015, consisting of future minimum lease payments under all non-cancelable capital leases held by the parent and operating leases and contracts with initial or remaining terms in excess of one year.

	Office	Operating	Total
2016	1,353,354	37,200	1,390,554
2017	1,421,854	37,200	1,459,054
2018	1,437,268		1,437,268
2019	1,447,599		1,447,599
2020	742,063		742,063
Total Commitments	$6,402,138	$ 74,400	$ 6,476,538

NOTE 12- LEGAL PROCEEDINGS

From time to time, the Company is involved in ordinary routine litigation incidental to its business. Currently, there is no litigation against the Company.

NOTE 13- SUBSEQUENT EVENTS

The Parent made $500,000 capital contributions to the Company on February 25, 2016 and on March 28, 2016.